December 2, 2024

Filing Desk
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:       Allspring Exchange-Traded Funds Trust – File Nos. 333-240113; 811-23597

Dear Sir or Madam:

Pursuant to Rule 17g-1(g)(1)(B) of the Investment Company Act of 1940, we are filing on behalf of Allspring Exchange-Traded Funds Trust (the “ETF Trust”):  (i) a copy of the joint insured fidelity bond (including seven excess bonds) to which each of Allspring Funds Trust, Allspring Master Trust, Allspring Exchange-Traded Funds Trust, Allspring Variable Trust, Allspring Income Opportunities Fund, Allspring Multi-Sector Income Fund, Allspring Utilities and High Income Fund and Allspring Global Dividend Opportunity Fund (each, a “Trust” and together, the “Trusts”) is a named insured; (ii) a copy of the resolutions of a majority of the board of trustees who are not “interested persons” of the ETF Trust approving the amount, type, form and coverage of the bond and the portion of the premium to be paid by the ETF Trust; and (iii) a copy of the agreement between the ETF Trust and the other named insureds entered into pursuant to paragraph (f) of the rule.

In addition, the ETF Trust states that the following represents the amount of the single insured bond which it would have had to provide and maintain had it not been named as an insured under the joint insured bond:

Allspring Exchange-Traded Funds Trust - $50,000

Pursuant to the rule, the above amount is based on the ETF Trust’s zero gross assets at the end of the most recent fiscal quarter prior to the date of determination.  The premiums for the period commencing September 1, 2024 to September 1, 2025 have been paid.

Sincerely,

Kate Johnson
Assistant Secretary